RMG Networks Holding Corporation

500 North Central Expressway

Suite 175

Plano, TX 75074

July 17, 2013

Mr. Matthew Crispino

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      RMG Networks Holding Corporation (the “Company”)
               Form S-1 (the “Registration Statement”)
               File Number 333-188414

Dear Mr. Crispino:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement that such Registration Statement will become effective as of 10:00 A.M. on Thursday, July 18, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●

Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

●

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RMG NETWORKS HOLDING CORPORATION

By: /s/ Loren Buck

Name: Loren Buck

Title: Executive Vice President